UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from    to

                         Commission File Number: 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Bunge Retirement Savings Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606

BUNGE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
    December 31, 2005 and 2004                                               2

   Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2005 and 2004                           3

   Notes to Financial Statements                                           4-9

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets
    (Held at End of Year), December 31, 2005                                10

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature Page                                                              11

Exhibit Index                                                               12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 16, 2006

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                   2005                 2004
                                                   ----                 ----

INVESTMENTS--At fair value:
   Mutual funds                                $  94,735,832       $  93,919,896
   Common collective trusts                       32,409,860          29,214,426
   Interest in Bunge Limited common shares         6,743,533           5,217,203
   Participant loans                               1,394,002           1,190,395
                                               -------------       -------------

        Total investments                        135,283,227         129,541,920
                                               -------------       -------------

CONTRIBUTIONS RECEIVABLE:
   Participants                                      240,565               4,535
   Employer group                                    227,343             113,454
                                               -------------       -------------

        Total contributions receivable               467,908             117,989
                                               -------------       -------------

PLAN TRANSFERS PAYABLE                                29,832              27,637
                                               -------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 135,780,967       $ 129,687,546
                                               =============       =============


See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                      2005             2004
                                                      ----             ----

ADDITIONS TO NET ASSETS:
  Investment income--interest                      $    647,130     $    418,327
  Investment income--dividends                        3,749,407        2,183,507
  Contributions:
    Employer group                                    3,528,914        3,142,673
    Participants                                      6,903,956        5,872,869
    Rollovers                                           359,609          338,739
    Other                                                 9,754                -
  Asset transfers (Note 10)                                   -       54,101,833
  Net appreciation in value of investments            1,832,423        8,257,668
                                                   ------------     ------------

       Total                                         17,031,193       74,315,616
                                                   ------------     ------------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                      10,877,408       17,505,965
  Expenses                                               60,364           48,225
  Other                                                       -            2,613
                                                   ------------     ------------

       Total                                         10,937,772       17,556,803
                                                   ------------     ------------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS           6,093,421       56,758,813

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                 129,687,546       72,928,733
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year     $135,780,967     $129,687,546
                                                   ============     ============


See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

      The Bunge Retirement Savings Plan (the "Plan"), formerly known as the Bunge North America, Inc. Profit Sharing Plan, was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan ("CSY Thrift Plan") and the non-union participants from the Bunge North America, Inc. Savings Plan. Asset transfers in 2004 represent the transfer of participant accounts from these former plans into the Plan. Significant accounting policies followed by the Plan are as follows.

      Basis of Accounting--The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Investments--Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on the trade date. Interest and dividend income is recorded when earned. Investment income is allocated to participants based on account balances.

      Administrative Expenses--Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

      Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.    PLAN DESCRIPTION

      The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code ("IRC") and is administered by the Retirement Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company ("State Street") to serve as Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan. Participants should refer to the Plan agreement for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc., Bunge Oils, Inc., Bunge North America (East), L.L.C., Bunge North America (OPD
      West), Inc., Bunge Management Services, Inc., Bunge Global Markets, Inc., Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the "Employer Group") are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

3.    CONTRIBUTIONS AND WITHDRAWALS

      Participants may contribute up to 50% of their base salary on a pre-tax basis. Prior to January 1, 2004, participants also had the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2005 could not exceed $14,000 ($13,000 in 2004). However in 2005 and 2004, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $4,000 and $3,000 "catch up" contribution, respectively, to the Plan on a pre-tax basis.

      The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests. The participants' contributions, plus any earnings thereon, vest immediately.

      Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. Prior to January 1, 2004, contributions were matched at the rate of 25% of the first 6% of participant pre-tax contributions and vested at a rate of 20% per year. Participants with an Employer Group matching contribution balance on January 1, 2004, became fully vested in such balance effective January 1, 2004.

      Upon entry into the Plan, participants may select from a number of investment alternatives for their contributions. Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, contributions may be reallocated by the participant among all investment alternatives.

      Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

      Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment which is allowed by the Plan.

      The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan and to allow participants to make withdrawals at age 59 1/2.

4.    PARTICIPANT LOANS

      Effective January 1, 2004, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance.

5.    PLAN TERMINATION

      The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter (see Note 1). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

7.    RELATED-PARTY TRANSACTIONS

      Certain of the Plan's investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2005, are disclosed on the supplemental schedule of assets held for investment purposes.

      Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.    INVESTMENTS

      Investments that represent 5% or more of net assets available for benefits at December 31, 2005 and 2004, are as follows:

                                                    2005               2004
                                                    ----               ----

       Fidelity Capital Appreciation Fund        $25,035,181         $24,204,973
       SSgA S&P 500 Index Fund                    24,847,005          25,228,580
       SSgA Money Market Fund                     21,824,674          23,558,047
       Legg Mason Value Fund                      21,532,230                   -
       PIMCO Total Return Fund                    15,973,741          15,538,500
       Fidelity Magellan Fund                              -           7,635,148
       Fidelity Dividend Growth Fund                       -           7,923,760

      The net appreciation in fair value, including realized gains and losses, for each class of investments as presented on the statements of net assets available for benefits for the years ended December 31, 2005 and 2004, is as follows:

                                                       2005              2004
                                                       ----              ----

       Mutual funds                                 $  381,275        $3,402,980
       Common collective trusts                      1,490,713         2,892,002
       Interest in Bunge Limited common shares (1)     (39,565)        1,962,686
                                                    -----------      -----------

       Net appreciation in value of investments     $1,832,423        $8,257,668
                                                    ==========        ==========


     (1) The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. At December 31, 2005 and 2004, respectively, the Plan held 110,639 and 87,135 common shares of Bunge Limited. During 2005 and 2004, the Plan recorded dividend income of $55,702 and $37,239, respectively, and net depreciation in fair value of $(39,565) and net appreciation in fair value of $1,962,686, respectively, from Bunge Limited common shares.

9.    PLAN TRANSFERS

      Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account. In addition, if a change in a participant's employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant's new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.   ASSET TRANSFERS

      Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the CSY Thrift Plan were transferred to the Plan. Fidelity Management Trust Company ("Fidelity") was terminated as recordkeeper and Trustee of the assets related to the CSY Thrift Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The fair value of the assets transferred from Fidelity to CitiStreet were as follows:

       Cash                                                $13,305,749
       Fidelity Magellan Fund                                5,720,276
       Fidelity Capital Appreciation Fund                    1,822,556
       Fidelity Dividend Growth Fund                         1,088,260
       PIMCO Total Return Fund                               1,184,217
       Fidelity Managed Income Portfolio Fund               21,378,882
       Oakmark Select I Fund                                   430,152
       Loan Fund                                               419,144
                                                           -----------

       Total                                               $45,349,236
                                                           ===========

      Each fund's assets were transferred to a comparable investment fund at CitiStreet. Cash was transferred to the SSgA Money Market Fund. Fidelity Magellan Fund assets were transferred to the Fidelity Magellan Fund. Fidelity Capital Appreciation Fund assets were transferred to the Fidelity Capital Appreciation Fund. Fidelity Dividend Growth Fund assets were transferred to the Fidelity Dividend Growth Fund. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Fidelity Managed Income Portfolio Fund assets were transferred to the SSgA Money Market Fund. Oakmark Select I Fund assets were transferred to the Oakmark Select Fund. Fidelity loan assets were transferred to the CitiStreet Loan Fund.

      Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the Bunge Management Services Inc. Savings Plan, including the employer group contribution receivable of $148,774, were transferred to the Plan. Putnam Trust Company ("Putnam") was terminated as recordkeeper and Bunge Management Services Inc. representatives resigned as Trustees of the assets related to the Bunge Management Services Inc. Savings Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The fair value of the assets transferred from Putnam to CitiStreet were as follows:

       PIMCO Total Return Fund                                $1,224,054
       Putnam Investors Fund                                     226,248
       Putnam Money Market Fund                                  685,256
       Oppenheimer Capital Appreciation Fund                      99,487
       Putnam New Opportunities Fund                           1,725,675
       American Funds New Perspective Fund                        96,249
       Interest in Bunge Limited common shares                   232,112
       Wellington Trust Company CIF US Core Equity Fund           24,382
       Vanguard Institutional Index Fund                       2,583,159
       Legg Mason Value Institutional Portfolio Fund             689,596
                                                              ----------

       Total                                                  $7,586,218
                                                              ==========

      Each fund's assets were transferred to a comparable investment fund at CitiStreet. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. American Funds New Perspective Fund assets were transferred to the American Funds New Perspective Fund. Interests in Bunge Limited common shares were transferred to Interests in Bunge Limited common shares. Wellington Trust Company CIF US Core Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund.

      Effective January 1, 2004, based on the closing market value as of December 31, 2003, the assets and liabilities of the non-union participants of the Bunge North America Inc., Savings Plan transferred to the Plan. Putnam was terminated as recordkeeper and Company representatives resigned as Trustees of the assets related to the non-union participants of the Bunge North America Inc., Savings Plan and State Street was named as the successor Trustee. CitiStreet was named as successor recordkeeper. The fair value of the assets transferred from Putnam to CitiStreet were as follows:

       PIMCO Total Return Fund                              $  157,833
       Putnam Investors Fund                                    45,436
       Putnam Money Market Fund                                201,943
       Oppenheimer Capital Appreciation Fund                     1,088
       Putnam New Opportunities Fund                           313,036
       American Funds New Perspective Fund                       2,017
       Interest in Bunge Limited common shares                  47,783
       Wellington Trust Company CIF US Core Equity Fund            292
       Vanguard Institutional Index Fund                       233,486
       Legg Mason Value Institutional Portfolio Fund            14,691
                                                            ----------

       Total                                                $1,017,605
                                                            ==========

      Each fund's assets were transferred to a comparable investment fund at CitiStreet. PIMCO Total Return Fund assets were transferred to the PIMCO Total Return Fund. Putnam Investors Fund assets were transferred to the Fidelity Magellan Fund. Putnam Money Market Fund assets were transferred to the SSgA Money Market Fund. Oppenheimer Capital Appreciation Fund assets were transferred to the Oppenheimer Capital Appreciation Fund. Putnam New Opportunities Fund assets were transferred to the Fidelity Capital Appreciation Fund. American Funds New Perspective Fund assets were transferred to the American Funds New Perspective Fund. Interests in Bunge Limited common shares were transferred to Interests in Bunge Limited common shares. Wellington Trust Company CIF US Core Equity Fund assets were transferred to the Wellington US Core Equity Fund. Vanguard Institutional Index Fund assets were transferred to the SSgA S&P 500 Index Fund. Legg Mason Value Institutional Portfolio Fund assets were transferred to the Legg Mason Value Fund.

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

--------------------------------------------------------------------------------------------------------------------

                                                                        Number of                         Market
Description                                                           Shares/Units         Cost**          Value
-----------                                                           ------------         ------         ------
INTEREST IN MUTUAL FUNDS:
  *SSgA Money Market Fund                                              21,824,674.1700                  $ 21,824,674
   PIMCO Total Return Fund                                              1,521,308.6432                    15,973,741
   Oakmark Select Fund                                                    125,872.8797                     4,141,218
   Fidelity Capital Appreciation Fund                                     997,417.5521                    25,035,181
   American Funds New Perspective Fund                                    214,565.1997                     6,106,526
   Legg Mason Value Fund                                                  289,139.6556                    21,532,230
  *Self-Managed Account                                                   122,262.0000                       122,262
                                                                                                      --------------

        Total interest in mutual funds                                                                    94,735,832
                                                                                                      --------------

INTEREST IN COMMON COLLECTIVE TRUSTS:
  *SSgA Conservative Strategic Asset Allocation Fund                      236,542.2981                     2,606,696
  *SSgA Moderate Strategic Asset Allocation Fund                          128,253.8379                     1,469,789
  *SSgA Aggressive Strategic Asset Allocation Fund                        123,408.4251                     1,464,858
  *SSgA S&P 500 Index Fund                                              1,153,153.8262                    24,847,005
  *SSgA Russell 2000 Fund                                                  71,276.7223                       721,757
  *SSgA S&P Midcap Fund                                                    38,231.4545                     1,299,755
                                                                                                      --------------

        Total interest in common collective trusts                                                        32,409,860
                                                                                                      --------------

*INTEREST IN COMMON STOCK--Bunge
  Limited common shares                                                         110,639                    6,743,533
                                                                                                      --------------

*PARTICIPANT LOANS--Loan Fund, rates from
  4.5% to 10.5%, maturities through January 2010                                                           1,394,002
                                                                                                      --------------

        Total investments                                                                               $135,283,227
                                                                                                      ==============

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   Bunge Retirement Savings Plan

Date: June 21, 2006                                By: /s/ Philip Staggs
                                                       ---------------------
                                                       Philip Staggs
                                                       Plan Administrator

                                  EXHIBIT INDEX


     Exhibit
     Number         Description of Document
     -------        -----------------------
      23.1          Consent of Independent Registered Public Accounting Firm